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                    NICHOLAS-APPLEGATE INSTITUTIONAL FUNDS
                         600 WEST BROADWAY, 30TH FLOOR
                              SAN DIEGO, CA 92101

February 25, 2005


Writer's Direct
Dial Number:
(619) 687-2988



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re: Nicholas-Applegate Emerging Countries Series (the "Registrant")
         N-14 Registration Statement
         File Nos. 333-122495
         CIK No. 0001117532

Ladies and Gentlemen:

     Pursuant to our telephone conversation, the Registrant hereby submits this application for withdrawal of the Registration Statement filed on Form N-14 together with all exhibits filed on February 2, 2005 (the "Registration Statement") pursuant to Rule 477(a) of the Securities Act of 1933 (the "Act").

     The Amendment is being withdrawn as the Registration Statement was inadvertently filed under the Registrant's CIK No. 0001117532 instead of the CIK of Nicholas-Applegate Institutional Funds (CIK 0000895414).

     The Registration Statement will become effective pursuant to Rule 488 on March 4, 2005. Please issue an order with respect to this application for withdrawal as soon as possible.

     Pursuant to the requirements of Rule 478 of the Act, this application for withdrawal of the Registration Statement has been signed by its Secretary on this 25th day of February 2005.

     If you have any questions concerning this filing, please contact me directly at the number indicated above.

Sincerely,

 /s/

Charles H. Field, Jr.
Secretary